Exhibit 97.1

Stellantis N.V. Clawback Policy

1. Purpose and Scope.

Stellantis N.V. (the "Company") has adopted this compensation clawback policy (the "Policy") to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), as codified by Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”), which require the recovery of certain forms of executive compensation in the case of accounting restatements resulting from a material error in an issuer's financial statements. This Policy shall be administered by the Board of Directors of the Company (the "Board") or, if so designated by the Board, the Remuneration Committee.

2. Effective Date.

This Policy shall be effective as of October 2, 2023. The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after that date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the October 2, 2023.

3. Covered Executives.

This Policy applies to all of the Company's current and former executive officers, and such other employees who may from time to time be deemed subject to this Policy by the Board (each, a "Covered Executive"). For purposes of this Policy, an executive officer means an officer as defined in Section 16 of the Exchange Act and the Listing Standards.

4. Incentive-Based Compensation.

For purposes of this Policy, the term "Incentive-Based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. "Financial Reporting Measures" are measures that are determined and presented in accordance with the accounting principles used in preparing the issuer's financial statements, and any measures that are derived wholly or in part from such measures, including stock price and total shareholder return. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, or compensation awarded based on completion of a specified period of service without any performance measure.

5. Recovery; Accounting Restatement.

In the event the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Restatement"), the Company shall, as promptly as it reasonably can, recover any Incentive-Based Compensation received by a Covered Executive during the three completed fiscal years immediately preceding the Restatement Date (as defined below), so long as the Incentive-Based Compensation received by such Covered Executive is in excess of what would have been granted, earned or vested after giving effect to the Restatement. The Restatement Date shall be the earlier of (i) the date the Company's board of directors, a board committee, or officer(s) are authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws as described in Rule 10D-1(b)(1) under the Exchange Act or (ii) the date a court, regulator, or other legally authorized body directs the issuer to prepare an accounting restatement. The amount to be recovered will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data in the original financial statements over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results, without respect to any taxes paid (“Erroneously Awarded Compensation”). Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under its remuneration policy, or under the terms of any employment agreement, equity award agreement, or similar agreement.

Subsequent changes in a Covered Executive's employment status, including retirement or termination of employment, do not affect the Company's rights to recover Incentive-Based Compensation pursuant to this Policy. For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received during the fiscal period in which the financial reporting measure specified in the award is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period.

No recovery shall be required in the case of a Board determination that:

(i)    the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(ii)     the recovery would violate Dutch law in effect prior to November 28, 2022. The Board shall obtain, and provide to the New York Stock Exchange (“NYSE”), an opinion of reputable home country counsel that recovery would result in a violation; or

(iii)     the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Such determination shall be made after a reasonable and documented attempt to recover the Incentive-Based Compensation, which documentation shall be provided to the NYSE. The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy, including setting off the repayment amount against any amount owed to the Covered Executive.

6. No Indemnification.

The Company shall not indemnify any current or former Covered Executive against the loss of erroneously awarded compensation, and shall not pay, or reimburse any Covered Executives for premiums, for any insurance policy to fund such executive's potential recovery obligations.

7. Miscellaneous

This Policy generally will be administered and interpreted by the Board or the Remuneration Committee. Any determination with respect to this Policy shall be final, conclusive and binding on all interested parties.

8. Amendment and Interpretation.

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect the regulations adopted by the SEC and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are then listed. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which the Company's securities are then listed.